FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta donates genomics seed collection to public research

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta donates genomics seed collection to public research

Basel, Switzerland, 27 May 2004

Syngenta announced today that it has donated a substantial portion of its arabidopsis functional genomics seed collection to the Arabidopsis Biological Resource Center (ABRC) hosted at The Ohio State University, USA. The ABRC will distribute the collection of approximately 48,000 seed lines in collaboration with the Nottingham Arabidopsis Stock Centre in Nottingham, UK. Syngenta is also making the sequence information universally available by placing it into the international gene database GenBank. The collection will be available in late-May.

Arabidopsis thaliana, a small flowering plant, was the first plant to have its genome fully sequenced. Its small genome and short life cycle make it a model organism for research into plant characteristics and the genes that control them, even though arabidopsis itself has no agricultural uses.

“Arabidopsis is a highly important reference plant for genetic research; the arabidopsis collection therefore is an important tool in developing our understanding of plants,” said David Lawrence, Head of Research and Technology at Syngenta. “This knowledge will support the development of innovative new agricultural technologies that can help improve food production.”

“This resource will greatly enhance public research,” said Randy Scholl, Director of the ABRC. “The donation contains novel seeds that we currently do not have in our collection. It will improve our understanding of how individual genes can influence a plant’s growth.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

The Arabidopsis Biological Resource Center (ABRC) was established at The Ohio State University in September 1991. Primary support of the ABRC is from a National Science Foundation grant. The mission of the ABRC is to provide collection, preservation and distribution of Arabidopsis seeds and related plant materials.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Syngenta – 27 May 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	May 27, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel